Mail Stop 6010


      February 3, 2006


Mr. D. Scott Olivet
Chief Executive Officer
Oakley, Inc.
One Icon
Foothill Ranch, CA 92610

      Re:	Oakley, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
		File No. 001-13848

Dear Mr. Olivet:

      We have reviewed your filings and your response letter dated January 15, 2006, and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

GAAP and Non-GAAP Financial Measures, page 36

1. We have reviewed your response to prior comment 1. We have the following additional comments:

* You state that you believe you are in compliance with Regulation G as it pertains to the disclosure of the non-GAAP financial measure, gross sales, in your MD&A discussion in your Exchange Act filings. Please note that disclosure of non-GAAP financial measures in Exchange Act documents filed with the SEC are subject to the requirements of Item 10(e) of Regulation S-K. Please revise your disclosure in future filings to comply with Item 10(e) of Regulation
S-K. Please provide us with a sample of your proposed revised disclosure.

* In this regard, we do not see where you have addressed the third bullet of our prior comment in your response. Please tell us and revise the filing to explain why you believe the non-GAAP measure is
"more meaningful and consistent" than the comparable GAAP measure.


Form 10-Q for the Quarter Ended September 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 15

Revenue Recognition, page 15
2. We have reviewed your response to prior comment 6. You state that you record provisions for markdown allowance commitments in place at the end of a reporting period and that you have consistently maintained provisions for estimated future sales returns based upon historical sales and sales returns experience. You also state that you launched a new electronics product line in late 2004. You state that consumer electronics products have higher return rates, shorter life cycles and may require more rapid product re-pricing than your eyewear and apparel product lines. Please address the following:

* Please clarify how you record provisions for markdown allowances.
Based on your response, it appears that you only record these provisions when they are committed to rather than recording estimates of future price allowances. Tell us why you believe your accounting is appropriate based on SAB 104 and EITF 01-9.

* Based on your statements regarding consumer electronics products, it is not clear why you believe that historical experience is an appropriate basis for estimating returns and pricing allowances for these sales. Please provide us with a detailed analysis of why you believe you meet each of the criteria for revenue recognition on these electronics products, including the fixed and determinable fee criteria.

3. We have reviewed your response to prior comment 7. Revise your revenue recognition policy in future filings, beginning with your 2005 Form 10-K to discuss in greater detail how you account for these sales and repurchases of your products, as you have provided in your response. Disclose the total amount of inventory held on consignment as of the end of each period presented, if material.


Response Letter dated January 15, 2006

4. We note that you did not provide the three acknowledgements requested in our previous comment letter in your January 15, 2006 correspondence. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgements in your response letter which addresses our comments above.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3643 if you have questions. In this regard, do not hesitate to call Michele Gohlke, Branch Chief, at (202) 551-
3327.


      Sincerely,


      Kevin Vaughn
      Reviewing Accountant
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Mr. D. Scott Olivet
Oakley, Inc.
February 3, 2006
Page 1